VIA EDGAR

July 5, 2012

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NeoStem, Inc. (the “Company”)

Response to

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 20, 2012

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Filed May 11, 2012

Response dated June 15, 2012

Response dated June 28, 2012

File No. 001-33650

Dear Ms. Jenkins:

We are in receipt of your supplemental response (the “Staff Response Letter”) to NeoStem, Inc. (the “Company” or “NeoStem”) to our letter dated June 15, 2012 (the “Letter”) regarding the Company's Annual Report on Form 10-K for the Year Ended December 31, 2011 filed March 20, 2012 (the “Form 10-K”) and Form 10-Q for the Fiscal Quarter Ended March 31, 2012 filed May 11, 2012 (the “Form 10-Q”).

For ease of reference, set forth in bold below are the comments as reflected in the Staff Response Letter, the Company’s response is set forth below the comment.

Form 10-K for the fiscal year ended December 31, 2011

Notes to Consolidated Financial Statements, Page 111

Note 1, The Company, page 111

1.	We note your response to comment one of our letter dated June 11, 2012 indicating that the results of operations associated with the pharmaceutical manufacturing-China segment should not be presented as discontinued operations at either December 31, 2011 or March 31, 2012 as the criteria in ASC 205-20-45-1 and ASC 360-10-45-9 were not met. We further note that on June 18, 2012 you announced that you entered into a definitive agreement to sell your 51% interest in Suzhou Erye Pharmaceutical Com. Ltd (“Erye”) for $12,280,000 in cash. Closing of the transaction is expected to occur by the fourth quarter of 2012. With regard to the equity purchase agreement to sell your 51% interest in Erye, please tell us how you to plan to present this business segment for the interim period ended June 30, 2012, specifically addressing your consideration of ASC 205-20-45-1 and ASC 360-10-45-9.

RESPONSE:

It is the Company’s intention, in consideration of ASC 205-20-45-1 and ASC 360-10-45-9, to report the financial position, results of operations and related cash flow for our pharmaceutical manufacturing –China segment as a discontinued operation in connection with the filing of our quarterly report on Form 10Q as of June 30, 2012.

See accounting evaluation in Appendix A for our consideration and evaluation of the various factors outlined in ASC 205-20-45-1 and ASC 360-10-45-9.

Please contact me if you have any questions relating to the matters discussed in this letter. I may be reached at (212) 584-4171 or the address set forth at the top of this letter.

Very truly yours,

/s/ Catherine M. Vaczy

Catherine M. Vaczy

Vice President and General Counsel

Cc: Alan Wovsaniker, Esq., Lowenstein Sandler

APPENDIX A

Accounting Standards Codification	March 31, 2012	June 30, 2012

ASC 205-20-45-1  The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3: if both of the following conditions are met:

	Segment was not disposed of or classified as held for sale, per ASC 360-10-45-9 guidance (see below)	A definite agreement to sell our 51% interest in Eyre Pharmaceutical Company, Ltd. was signed June 18, 2012 which is expected to close no later than December 31, 2012. Per the criteria of ASC 360-10-45-9 guidance below, the operations of the Pharmaceutical Manufacturing – China segment met the requirements to be classified as held for sale.
a. The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.	n/a	The results of operations and related cash flows will be eliminated from the ongoing operations of the Company upon the closing date expected to be no later than December 31, 2012. Criteria met? Yes
b. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.	n/a	The Company will not have any continuing involvement in the operations after the closing date expected to be no later than December 31, 2012. Criteria met? Yes
ASC 360-10-45-9 A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:
a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).	Management and the Board of Directors approved a plan to pursue a possible divestiture; a financial advisor was engaged in 2011 Criteria met? Yes	Management and the Board of Directors approved a plan to consider a possible divestiture; a financial advisor was engaged in 2011 Criteria met? Yes

Accounting Standards Codification	March 31, 2012	June 30, 2012
b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

The Company did not obtain all Chinese regulatory approvals (and associated registrations) required to reflect the legal title of its interest in Erye. The Company’s management believes these regulatory deficiencies can be remediated and should not delay a possible divestiture of the Company’s interests in Erye that is currently under evaluation. However, the Company requires the cooperation of the officers of Erye, as to which no assurance can be given. In addition, even if the filings are made, no assurance can be given that any unremediated regulatory deficiencies would not impede or delay efforts to divest the Company’s interest in Erye.

Criteria met? No

Prior to the execution of the June 18, 2012 Equity Purchase Agreement, we had noted that we did not satisfy this criteria due to issues with Chinese regulatory approvals, which needed to be remediated and could not be without the cooperation of Erye's officers.  Since the sale is to affiliates of Erye's officers, and because those officers already control the 49% owner of Erye, we have been advised that no remediation will be required for a sale to the 49% owner.

The definitive agreement calls for NeoStem shareholder approval due to the relationship between the Purchaser and Seller; however, as of July 5, 2012, our executive officers and directors collectively owned approximately 22% of the voting power, who are expected to vote in favor of the Erye Sale. The Company believes it will receive the requisite approval from the majority of its shareholders to approve the sale of Erye.

Criteria met? Yes

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.	A financial advisor was engaged in 2011 plan to pursue a possible divestiture Criteria met? Yes	A financial advisor was engaged in 2011 plan to pursue a possible divestiture Criteria met? Yes
d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year. The term probable refers to a future sale that is likely to occur.

No assurance can be given that any unremediated regulatory deficiencies would not impede or delay efforts to divest the Company’s interest in Erye. No assurances can be given to complete a sale within one year.

Criteria met? No

A definite agreement to sell our 51% interest in Eyre Pharmaceutical Company, Ltd. was signed June 18, 2012 with a closing date expected to be no later than December 31, 2012. Prior to the execution of the June 18, 2012 Equity Purchase Agreement, we had noted that we did not satisfy this criteria due to issues with Chinese regulatory approvals, which needed to be remediated and could not be without the cooperation of Erye's officers.  Since the sale is to affiliates of Erye's officers, and because those officers already control the 49% owner of Erye, we have been advised that no remediation will be required for a sale to the 49% owner.

Criteria met? Yes

Accounting Standards Codification	March 31, 2012	June 30, 2012
e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

The Company actively marketed the divestiture of Erye, but did not establish a selling price. Offers received would be evaluated based a number of factors, including: (i) whether the consideration is fair, or if it contains any contingencies, (ii) whether the prospective buyer is a Chinese company, (iii) whether the regulatory issues would need resolution prior to closing (iv) the financial health of the prospective buyer.

Criteria met? No

A definite agreement to sell our 51% interest in Eyre Pharmaceutical Company, Ltd. was signed June 18, 2012 with a closing date expected to be no later than December 31, 2012. Criteria met? Yes
f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Management and the Board of Directors approved a plan to pursue a possible divestiture; however, if fair offers are not received, or if regulatory issues cannot be remediated to the satisfaction of a potential buyer, the Company may decide to delay or withdraw any divestiture activities.

Criteria met? No

Prior to the execution of the June 18, 2012 Equity Purchase Agreement, we had noted that we did not satisfy this criteria due to issues with Chinese regulatory approvals, which needed to be remediated and could not be without the cooperation of the Erye's officers.  Since the sale is to affiliates of Erye's officers, and because those officers already control the 49% owner of Erye, we have been advised that no remediation will be required for a sale to the 49% owner.

Criteria met? Yes

Held for Sale Classification Met?	No	Yes